Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

Micromem Technologies Inc.

Consolidated Financial Statements

For the years ended October 31, 2025, 2024 and 2023

(Expressed in United States Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Micromem Technologies Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Micromem Technologies Inc. (the "Company") as of October 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' deficiency, and cash flows for each of the years in the three-year period ended October 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of October 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the three-year period ended October 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has suffered recurring losses and comprehensive losses, negative cash flows from operations and has a net working capital deficiency which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

MNP LLP
1 Adelaide Street East, Suite 1900, Toronto ON, M5C 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going Concern

Critical Audit Matter Description

As described in Note 2, the Company's operations are mainly funded with debt financing, which is dependent upon many external factors and may be difficult to raise when required. The Company may not have sufficient cash to fund its operations, and therefore, will require additional funding, which if not raised, may result in the delay, postponement or curtailment of some or all of its activities. Management has prepared future cash flow forecasts, which involves judgment and estimation of key variables, such as planned capital and operating expenditures, and market conditions. Future economic conditions and effects of key events subsequent to the year end, such as debt financing, also impacted management's judgments and estimates. We identified the Company's ability to continue as a going concern as a critical audit matter because auditing the Company's going concern assessment is complex and involves a high degree of auditor judgment to assess the reasonableness of the cash flow forecasts, planned refinancing actions and other assumptions used in the Company's going concern analysis. This matter is also described in the "Material Uncertainty Related to Going Concern" section of our report.

Audit Response

We responded to this matter by performing procedures over management's assessment of the Company's ability to continue as a going concern. Our audit work in relation to this included, but was not restricted to, the following:

• We evaluated the cash flow forecasts prepared by management and evaluated the integrity and arithmetical accuracy of the model.

• We evaluated the key assumptions used in the model to estimate future cash flows for a reasonable period of time, of at least 12 months from the date of the Statement of Financial Position, by comparing assumptions used by management against historical performance, budgets, economic and industry indicators and publicly available information.

• We evaluated the key assumptions pertaining to estimated cash flows from operating activities and expected cash flows from financing activities, comparing these to available market data, underlying agreements, private placement raises and subsequent events thereafter.

• We assessed the adequacy of the going concern disclosures included in Note 2 of the consolidated financial statements and consider these to appropriately reflect the assessments that management has performed.

Valuation of Financial Instruments

Critical Audit Matter Description

As described in Note 11 to the consolidated financial statements, for the year ended October 31, 2025, the Company has various convertible debentures some of which result in the recognition of derivative liabilities or equity components. Management measured the fair value of the embedded derivative liability and the fair value of host loans using valuation techniques that require management to make several assumptions related to the inputs into those models. Auditing management's fair value calculations was challenging due to the complexity of accounting for the instruments, the related valuation models and the inputs into those models, which are highly sensitive to changes, such as volatility, risk free rates, variable conversion price and discount rate.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Audit Response

We responded to this matter by performing procedures over valuation of debt instruments. Our audit work in relation to this included, but was not restricted to:

• We obtained and reviewed management's calculations related to the financial instruments, including the assessment of the conversion features and the valuation methodology.

• We obtained signed copies of all agreements, including renewals, conversions and any new issuances and confirmed the balances and terms for a sample of the financial instruments.

• We obtained support for cash receipts related to a sample of newly issued financial instruments and cash disbursements related to a sample of repayments, and, for a sample of conversions, obtained support such as conversion notices and share issuances as confirmed with the transfer agent.

• We involved internal professionals with specialized skills and knowledge to assist in developing an independent implied interest rate range for a similar liability without a convertible feature and to assess the prepayment option embedded in the loans.

• We tested the mathematical accuracy of the valuation model and agreed certain inputs including volatility, risk free rates, variable conversion rates and discount rate to underlying source information.

Chartered Professional Accountants

Licensed Public Accountants

February 4, 2026

Toronto, Canada

We have served as the Company's auditor since 2017.

1 Adelaide Street East, Suite 1900, Toronto, Ontario, M5C 2V9 1.877.251.2922 T: 416.596.1711 F: 416.596.7894 MNP.ca

Micromem Technologies Inc.
Consolidated Statements of Financial Position
As at October 31, 2025 and 2024
(Expressed in United States dollars)

		As at	As at
	Notes	October 31, 2025	October 31, 2024

Assets
Current
Cash	23(a)	$250,148	$125,705
Prepaid expenses and other receivables	21(d)	22,868	141,736
Total current assets		273,016	267,441
Property and equipment	7	35,445	15,272

Total assets		$308,461	$282,713

Liabilities
Current
Trade payables and other liabilities	20(b), 23(d)	$264,806	$336,575
Deposit liability	21(d)	63,000	63,000
Current lease liability	10	16,870	11,980
Debenture payable	8	37,119	37,389
Convertible debentures	11,23	4,294,559	3,853,273
Derivative liabilities	11,23	421,409	1,570,675
Warrant liabilities	12	753,660	1,087,997
Total current liabilities		5,851,423	6,960,889
Non-current lease liability	10	13,683	-
Long-term loan	9	46,621	44,806
Total liabilities		5,911,727	7,005,695

Shareholders' Deficiency
Share capital	13	93,467,444	91,678,279
Contributed surplus		26,086,012	27,288,183
Equity component of convertible debentures	11	1,898,142	696,671
Accumulated deficit		(127,054,864)	(126,386,115)
Total shareholders' deficiency		(5,603,266)	(6,722,982)

Total liabilities and shareholders' deficiency		$308,461	$282,713

Going concern	2
Commitments and Contingencies	21
Subsequent events	24

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors:

"Joseph Fuda"	"Alex Dey"
Director	Director

Micromem Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2025	2024	2023

Operating expenses
General and administrative	16(a)	$207,217	$146,636	$148,616
Professional, other fees and salaries	16(b)	668,122	391,406	610,052
Stock-based compensation	15	-	6,517	217,965
Travel and entertainment		92,516	37,631	63,360
Depreciation of property and equipment	7	16,618	16,492	16,492
Foreign exchange loss (gain)		(33,418)	(21,404)	(62,613)
Total operating expenses		951,055	577,278	993,872

Other expenses (income)
Accretion expense	11	290,208	272,501	279,834
Interest expense	9,11	614,439	604,664	540,929
Other finance expenses	8,10,11,13	75,124	24,227	86,352
Loss (gain) on revaluation of warrant liabilities	12	(228,625)	826,393	-
Loss (gain) on debt settlement	13	78,345	118,784	-
Impairment of inventory	21(d)	126,000	-	-
Loss (gain) on revaluation of derivative liabilities	11	(1,360,463)	78,915	(658,503)
Loss (gain) on conversion of convertible debentures	11	9,821	45,535	21,120
Loss (gain) on repayment of convertible debentures	11	5,484	62,253	27,243
Loss (gain) on extinguishment of convertible debentures	11	107,361	452,248	1,400,823
Total other expenses (income)		(282,306)	2,485,520	1,697,798

Loss before income tax provision		(668,749)	(3,062,798)	(2,691,670)
Income tax provision	19	-	-	-
Net loss and comprehensive loss		$(668,749)	$(3,062,798)	$(2,691,670)

Weighted average number of outstanding shares, basic and diluted	17	594,562,871	529,474,454	490,310,376

Loss per share, basic and diluted	17	$-	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Changes in Shareholders' Deficiency
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars)

					Equity component
		Number of	Share	Contributed	of convertible	Accumulated
	Notes	shares	capital	surplus	debentures	deficit	Total
Balance at November 1, 2022		467,607,678	$87,784,725	$27,459,730	$793,140	$(120,785,595)	$(4,748,000)
Private placements of shares for cash	13	9,864,500	535,525	-	-	-	535,525
Share issuance costs	13	-	(25,586)	-	-	-	(25,586)
Convertible debentures converted into common shares	11	30,346,660	1,742,226	-	(85,804)	-	1,656,422
Exercise of stock options	15	2,550,000	434,822	(220,682)	-	-	214,140
Expiry of stock options	15	-	-	(75,033)	-	75,033	-
Expiry of convertible debenture conversion option	11	-	-	793,139	(793,139)	-	-
Renewal of convertible debentures	11	-	-	(3,306,276)	3,306,276	-	-
Stock-based compensation	15	-	-	217,965	-	-	217,965
Net loss and comprehensive loss		-	-	-	-	(2,691,670)	(2,691,670)
Balance at October 31, 2023		510,368,838	$90,471,712	$24,868,843	$3,220,473	$(123,402,232)	$(4,841,204)

Private placements of shares for cash	13	24,478,227	439,155	-	-	-	439,155
Cash share issuance costs	13	-	(24,520)	-	-	-	(24,520)
Broker warrants issued	13	-	(3,909)	3,909	-	-	-
Shares issued on settlement of accounts payable	13	1,333,333	79,167	-	-	-	79,167
Convertible debentures converted into common shares	11	36,805,300	716,674	-	(35,973)		680,701
Expiry of stock options	15	-	-	(78,915)	-	78,915	-
Expiry of convertible debenture conversion option	11	-	-	3,220,473	(3,220,473)	-	-
Renewal of convertible debentures	11	-	-	(732,644)	732,644	-	-
Stock-based compensation	15	-	-	6,517	-	-	6,517
Net loss and comprehensive loss		-	-	-	-	(3,062,798)	(3,062,798)
Balance at October 31, 2024		572,985,698	$91,678,279	$27,288,183	$696,671	$(126,386,115)	$(6,722,982)

Private placements of shares for cash	13	23,095,983	560,498	-	-	-	560,498
Cash share issuance costs	13	-	(31,515)	-	-	-	(31,515)
Shares issued on settlement of debt	13	3,000,000	106,240	-	-	-	106,240
Exercise of warrants classified as liability	13	12,150,205	984,170	-	-	-	984,170
Exercise of broker warrants	14	184,000	7,406	(700)	-	-	6,706
Convertible debentures converted into common shares	11	4,674,528	162,366	-	-	-	162,366
Expiry of convertible debenture conversion option	11	-	-	696,671	(696,671)	-	-
Renewal of convertible debentures	11	-	-	(1,898,142)	1,898,142	-	-
Net loss and comprehensive loss		-	-	-	-	(668,749)	(668,749)
Balance at October 31, 2025		616,090,414	$93,467,444	$26,086,012	$1,898,142	$(127,054,864)	$(5,603,266)

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended October 31, 2025, 2024, and 2023
(Expressed in United States dollars)

		Years ended October 31,
	Notes	2025	2024	2023
Operating activities
Net loss		$(668,749)	$(3,062,798)	$(2,691,670)
Items not affecting cash:
Depreciation of property and equipment	7	16,618	16,492	16,492
Accretion expense	11	290,208	272,501	279,834
Accrued interest	9,11	541,030	531,797	471,596
Stock-based compensation	15	-	6,517	217,965
Loss (gain) on revaluation of warrant liabilities	12	(228,625)	826,393	-
Loss (gain) on debt settlement	13	78,345	118,784	-
Impairment of inventory	23 (d)	126,000	-	-
Loss (gain) on revaluation of derivative liabilities	11,18	(1,360,463)	78,915	(658,503)
Loss (gain) on conversion of convertible debentures	11,18	9,821	45,535	21,120
Loss (gain) on repayment of convertible debentures	11,18	5,484	62,253	27,243
Loss (gain) on extinguishment of convertible debentures	11,18	(21,994)	388,985	1,400,823
Foreign exchange loss (gain)		(31,781)	(30,539)	(67,031)
		(1,244,106)	(745,165)	(982,131)
Net changes in non-cash working capital:
Prepaid expenses and other receivables		(7,132)	(37,737)	(85,799)
Deposit liability		-	-	63,000
Trade payables and other liabilities		(71,769)	156,978	(78,290)
Cash flows used in operating activities		(1,323,007)	(625,924)	(1,083,220)

Investing activity
Purchase of property and equipment	7	(2,729)	-	(2,044)
Cash flows used in investing activity		(2,729)	-	(2,044)

Financing activities
Principal payments on lease liability	10	(16,333)	(17,381)	(15,609)
Proceeds from private placements of shares and warrants	13	926,083	631,456	535,525
Share issuance costs	13	(31,515)	(24,520)	(25,586)
Proceeds from the exercise of options	15	-	-	214,140
Proceeds from the exercise of warrants	13	427,859	-	-
Proceeds from issuance of convertible debentures	11,18	562,000	417,950	645,151
Repayments of convertible debentures	11,18	(417,915)	(287,460)	(270,000)
Cash flows provided by financing activities		1,450,179	720,045	1,083,621

Net change in cash		124,443	94,121	(1,643)
Cash - beginning of period		125,705	31,584	33,227
Cash - end of period		$250,148	$125,705	$31,584

Supplemental cash flow information
Repayment penalties paid (classified in operating activities)	11	$129,355	$63,263	$-
Interest paid on convertible debt (classified in operating activities)	11	$75,010	$72,867	$64,679
Interest converted on convertible debt (classified in operating activities)	11	$104,541	$52,772	$238,859
Interest paid on non-convertible debt (classified in operating activities)	8	$8,828	$9,081	$9,170
Interest on lease liability (classified in operating activities)	10	$1,044	$1,820	$3,323
Carrying amount of convertible debentures converted into common shares	13,18	$162,366	$716,674	$1,742,226
Cash issuance costs (classified in operating activities)	13	$24,558	$13,326	$-
Shares issued on settlement of accounts payable & convertible debt	13,18	$119,615	$29,687	$-
ROU asset and lease liability recognized	10	$34,972	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

1. Reporting entity and nature of business

Micromem Technologies Inc. ("Micromem" or the "Company") is incorporated under the laws of the Province of Ontario, Canada. Micromem is a publicly traded company with its head office located at 121 Richmond Street West, Suite 602, Toronto, Ontario, Canada. The Company's common shares are currently listed on the Canadian Securities Exchange under the trading symbol "MRM" and on the Over the Counter Venture Market under the trading symbol "MMTIF".

The Company develops, based upon proprietary technology, customized sensor applications for companies (referred to as "Development Partners") operating internationally in various industry segments. The Company has not generated commercial revenues through October 31, 2025 and is devoting substantially all its efforts to securing commercial revenue opportunities.

2. Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to conditions and events that cast substantial doubt about the Company's ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. During the year ended October 31, 2025, the Company reported a net loss and comprehensive loss of $668,749 (2024 - $3,062,798, 2023 - $2,691,670) and negative cash flow from operations of $1,323,007 (2024 - $625,924, 2023 - $1,083,220).

The Company's working capital deficiency as at October 31, 2025 was $5,578,407 (October 31, 2024 - $6,693,448).

The Company's success depends on the profitable commercialization of its proprietary sensor technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company's planned operations through fiscal 2025; however, the ability of the Company to continue as a going concern is dependent upon its ability to secure additional financing and/or to profitably commercialize its technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology, or will be able to secure the necessary additional financing. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. If the going concern assumption was not appropriate for these consolidated financial statements then adjustments could be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used; in such cases, these adjustments could be material.

3. Basis of presentation

These consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

These consolidated financial statements were authorized for issuance and release by the Company's Board of Directors on February 4, 2026.

(a) Basis of consolidation

These consolidated financial statements include the accounts of Micromem Technologies Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

The Company's wholly-owned subsidiaries include:

(i)	Inactive subsidiaries	Domiciled in
	Micromem Applied Sensors Technology Inc. ("MAST")	United States
	707019 Canada Inc.	Canada
	Memtech International Inc.	Bahamas
	Memtech International (USA) Inc., Pageant Technologies (USA) Inc.	United States
	Pageant Technologies Inc., Micromem Holdings (Barbados) Inc.	Barbados

(b) Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss which are measured at their fair value.

(c) Functional and presentation currency

These consolidated financial statements are presented in United States dollars ("USD"), which is the functional currency of the Company and all of its subsidiaries.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

3. Basis of presentation (continued)

(d) Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are reviewed periodically and adjustments are made as appropriate in the reporting period they become known. Items for which actual results may differ materially from these estimates are described in the following section.

(i) Fair value of options, warrants and conversion features

The Company makes estimates and utilizes assumptions in determining the fair value for stock options, warrants, and conversion features based on the application of option pricing valuation models, as detailed in note 11, depending on the circumstances. These pricing models require management to make various assumptions and estimates that are susceptible to uncertainty, including the volatility of the share price, expected dividend yield, expected term, risk- free interest rate, and exercise price.

(ii) Useful lives and recoverability of long-lived assets

Long-lived assets consist of property and equipment and patents. Depreciation and amortization is dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

(iii) Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management's best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

When the Company incurs losses for income tax purposes, it assesses the probability of taxable income being available in the future, based on cash flow forecasts. These forecasts are adjusted for certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate that sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

(iv) Going concern assumption

The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

(v) Estimated net realizable value of inventory

The net realizable value of inventory is estimated based on management's assessment of expected future use and recoverability in ongoing or planned development activities, taking into account technical feasibility, project status, and estimated costs to complete. Changes in development outcomes or project viability could result in adjustments to the carrying amount of these inventory.

4. Summary of material accounting policies

The material accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a) Foreign currency translation

These consolidated financial statements are presented in USD, which is the functional currency of the Company and all of its subsidiaries. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Income, expenses, and cash flows, are translated into USD using average exchange rates for the year. Exchange differences arising from operating transactions are recorded in operating profit or loss for the period; exchange differences related to financing transactions are recognized in finance income or directly in equity.

(b) Financial instruments

All financial instruments are initially recorded at fair value at the time they are entered into. The Company aggregates its financial instruments in accordance with IFRS 9, Financial Instruments , into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction. The Company's accounting policy for each class of financial instruments is as follows:

(i) Amortized cost

This category includes financial assets that are held within a business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the solely principal and interest ("SPPI") criterion, and financial liabilities which are not required to be classified as fair value through profit or loss, and for which the Company has not elected to subsequently record at fair value through profit or loss.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

(i) Amortized cost (continued)

Financial instruments in this category are initially recognized at fair value plus directly attributable transaction costs. Subsequently, these instruments are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition. Financial assets are adjusted for any expected credit losses.

Financial assets in this category include cash and other receivables. Financial liabilities in this category include trade payables and other liabilities, debenture payable, convertible debentures and long-term loan.

(ii) Fair value through profit or loss ("FVTPL")

This category includes derivative instruments and debt instruments whose cash flow characteristics fail the SPPI criterion or are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell. These financial instruments are initially recognized at fair value; all transaction costs are recognized immediately in profit or loss. Subsequently, these instruments are recognized at fair value at each reporting date. Any changes in fair value, and gains or losses upon disposition of the financial instruments are recognized in profit or loss. Financial liabilities in this category include the derivative liabilities and warrant liabilities.

(iii) Fair value through other comprehensive income ("FVOCI")

This category only includes equity instruments, which the Company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. Equity instruments in this category are subsequently measured at fair value with changes recognized in other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. Dividend income is recognized in earnings. Equity instruments at FVOCI are not subject to an impairment assessment under IFRS 9. The Company has no financial assets in this category.

(c) Convertible debentures and derivative liabilities

The Company issues convertible debentures used as bridge loans, which can be converted into common shares at the option of the holder, into a fixed number of shares for a fixed amount of consideration, or into a fixed number of shares for a variable amount of consideration, or into a variable number of shares.

(i) Initial recognition

For convertible debentures which provide conversion into a fixed number of shares, the liability component is recognized initially at the fair value of a similar, non-convertible liability. The equity component is recognized as the difference between the fair value of the instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

For convertible debentures which provide conversion into a variable number of shares or into a fixed number of shares for a variable amount of consideration, the conversion option is accounted for as an embedded derivative, which is separated from the host contract. Upon initial recognition, the derivative liability is valued at fair value using an option pricing model, as detailed in note 11. The carrying amount of the convertible debenture is recognized as the difference between the fair value of the instrument as a whole and the fair value of the derivative liability. Any directly attributable transaction costs are allocated to the derivative liability and host contract in proportion to their initial carrying amounts.

(ii) Modifications and extinguishments

To the extent there are changes to the terms of outstanding convertible debentures, these changes may be recorded as a modification or an extinguishment. A substantial change in the terms of an existing financial liability is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows at the original effective interest rate under the new terms is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability. For a modification that does not result in derecognition, a gain or loss will be recognised in profit or loss for the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate. For a modification that results in derecognition, a gain or loss will be recognised in profit or loss for the difference between the carrying amount of the financial liability extinguished and the fair value of the modified financial liability.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

(d) Fair value

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Fair value measurement for financial instruments are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Levels 1, 2 or 3). The three levels are defined based on the observability of significant inputs to the measurement, as follows:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities. There are no assets or liabilities in this category in these consolidated financial statements.

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. In these consolidated financial statements, derivative liabilities and warrant liabilities are included in this category.

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data. There are no assets or liabilities in this category in these consolidated financial statements.

When one is available, the Company measures the fair value of an instrument using the quoted price in an active market for that instrument.

A market is regarded as "active" if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, then the Company uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The derivative liabilities and warrany liabilities are measured at fair value on a recurring basis and categorized as level 2 in the fair value hierachy. The fair value of the derivative liabilities and warrant liabilities at October 31, 2025 are $421,409 and $753,660 (October 31, 2024 - $1,570,675 and $1,087,997). See note 11

(c) and note 12.

The Company's policy for determining when transfers between levels of fair value hierarchy occur is based on the date of the event or changes in circumstances that caused the transfer. During the years ended October 31, 2025 and 2024, there were no transfers between levels.

(e) Property and equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives at the following annual rates and methods:

	Method	Rate
Computers	Declining balance	30%
Right-of-use asset	Straight-line	lesser of useful life and lease term

(f) Impairment of long-lived assets

The Company follows the guidelines prescribed in IAS 36, Impairment of Assets with respect to the measurement for impairment of assets. The carrying amounts of property and equipment and patents are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable. When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount. The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. Impairment losses are recognized in the consolidated statements of operations and comprehensive loss.

(g) Development costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for capitalization. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Costs to be recovered from development partners are recorded to development costs receivable. Payments received from development partners on projects are recorded to income as a recovery of costs incurred and reduce the outstanding receivable. There were no development costs incurred or recovery of such costs in 2025, 2024, or 2023.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

(h) Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years.

(i) Leases

As a lessee

At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate currently set at 9%. The lease liability is subsequently measured at amortized cost using the effective interest method.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value as there are none. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

As a lessor

As a lessor, the Company classifies its leases as either a finance lease or an operating lease. To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

Rental income arising from operating leases is accounted on a straight-line basis over the lease term.

(j) Stock-based compensation and other stock-based payments

Where equity instruments are granted to employees, they are recorded at the fair value of the equity instrument granted at the grant date. The grant date fair value is recognized in net income over the vesting period. Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received. When the value of goods or services received in exchange for the stock-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The cost recognized for all equity-settled stock-based payments is reflected in contributed surplus, until the instruments are exercised. Upon exercise, shares are issued from treasury and the amount previously reflected in contributed surplus along with any proceeds paid upon exercise, are credited to share capital.

(k) Government grants

The Company recognises government grants when there is reasonable assurance of compliance with grant conditions and that the grants will be received. Government grants are recognised in profit or loss on a systematic basis over the periods when the related expenses are incurred and are presented in the consolidated financial statements as a reduction of these expenses. A government grant that becomes receivable as compensation for expenses already incurred is recognised in profit or loss of the period in which it becomes receivable.

(l) Provisions

Provision for risks and expenses are recognized for probable outflows of resources that can be estimated and that result from present obligations resulting from past events. In the case where a potential obligation resulting from past events exists, but where occurrence of the outflow of resources is not probable or the estimate is not reliable, these contingencies are disclosed. Provisions, if any, are measured based on management's best estimates of outcomes on the basis of facts known at the reporting date.

(m) Income taxes

The Company accounts for its income taxes using the deferred tax assets and liabilities method. Deferred income tax assets and liabilities are determined based on the difference between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred income tax assets and liabilities is included in profit or loss or equity. Deferred income tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws which are expected to apply to taxable profit for the years in which the assets and liabilities will be recovered or settled. Deferred income tax assets are recognized when it is probable they will be realized. Deferred tax assets and liabilities are not discounted.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

4. Summary of material accounting policies (continued)

(n) Share capital

Share capital is presented at the fair value of the shares issued or the cash amount received. Costs related to the issuance of shares are reported in equity, net of tax, as a deduction from the issuance proceeds.

(o) Earnings or loss per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, for the effects of all potentially dilutive common shares, which comprise stock options and convertible debentures.

(p) Inventory

Inventory is measured at the lower of cost and net realizable value. Cost comprises purchase costs, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to sell.

5. New accounting standards and pronouncements

(a) Amendment to IFRS 9, Financial Instruments and IFRS 7,Financial Instruments - Disclosures, Issued but not yet effective

In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments - Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to asses the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of non-recourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required and early adoption is permitted.

(b) IFRS 18 Presentation and Disclosure in Financial Statements, Issued but not yet effective

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standards replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

(c) Amendment to IFRS 10, Consolidated Financial Statements and IAS 28, Investments in Associates and Joint Ventures, Issued but not yet effective

The amendment addresses a conflict between the requirements of IAS 28 and IFRS 10 and clarifies that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted. The Company will adopt the amendment as of the effective date, and does not anticipate any material impact on adoption.

6. Patents

	As at				As at
	November 1,			Foreign	October 31,
	2024	Additions	Disposition	exchange	2025
Cost	$681,288	$-	$-	$-	$681,288
Accumulated amortization	681,288	-	-	-	681,288
Net book value	$-	-	-	-	$-

	As at				As at
	November 1,			Foreign	October 31,
	2023	Additions	Disposition	exchange	2024
Cost	$681,288	$-	$-	$-	$681,288
Accumulated amortization	681,288	-	-	-	681,288
Net book value	$-	-	-	-	$-

The Company holds several patents in the United States for its Multimodal Fluid Condition Sensor Platform. The patents are fully amortized as at October 31, 2025 and 2024.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

7. Property and equipment

	As at				As at
	November 1,			Foreign	October 31,
	2024	Additions	Disposition	exchange	2025
Cost
Computers	$9,510	$2,729	$-	$-	$12,239
Right-of-use assets	48,408	34,972	(48,408)	-	34,972
	57,918	37,701	(48,408)	-	47,211
Accumulated depreciation
Computers	$6,340	$1,212	$-	$70	$7,622
Right-of-use assets	36,306	15,406	(48,408)	840	4,144
	42,646	16,618	(48,408)	910	11,766
Net book value	$15,272				$35,445

	As at				As at
	November 1,			Foreign	October 31,
	2023	Additions	Disposition	exchange	2024
Cost
Computers	$9,510	$-	$-	$-	$9,510
Right-of-use assets	48,408	-	-	-	48,408
	57,918	-	-	-	57,918
Accumulated depreciation
Computers	$4,981	$1,289	$-	$70	$6,340
Right-of-use assets	20,170	15,203	-	933	36,306
	25,151	16,492	-	1,003	42,646
Net book value	$32,767				$15,272

8. Debenture payable

The Company issued a debenture on March 17, 2020, with a principal amount of $51,500 CAD ($37,126 USD) and an original maturity date of June 17, 2020. The debenture's maturity date was extended by six month intervals. The most recent extension on June 17, 2025 extended the debenture to December 17, 2025. The extension of the debenture's maturity date resulted in a substantial modification of the existing terms of the debenture and accordingly was accounted for as an extinguishment. The debenture bears interest at an annual rate of 24% compounded monthly and is unsecured. As at October 31, 2025, the debenture had an outstanding balance of $37,119 ($51,500 CAD) (October 31, 2024 - $37,389 ($51,500 CAD)). During the year ended October 31, 2025, total interest expense of $8,828 (2024 - $9,081, 2023 - $9,170) was recognized in the consolidated statement of operations and comprehensive loss. As at the date of these consolidated financial statements were approved for issuance, the loan was not repaid.

9. Long-term loan

The Company was granted a $60,000 CAD ($44,806 USD) unsecured, interest-free loan from the Government of Canada under the Canada Emergency Business Account ("CEBA") program to cover its operating costs (the "CEBA Loan"). If the Company were to have repaid $40,000 CAD ($29,871 USD) of the aggregate amount advanced on or before January 18, 2024, the repayment of the remaining $20,000 CAD would have been forgiven. The balance was not paid by January 18, 2024, and as a result, on January 19, 2024 the CEBA loan was converted to a 3-year term loan, bearing interest at 5% per annum, paid monthly. The total principal balance plus any accrued and unpaid interest is payable in full on December 31, 2026. The amount of interest expense incurred during the year ended October 31, 2025 is $2,141 (2024 - $1,764) (2023 - $nil).

The continuity of the long-term loan is summarized as follows:

Balance, October 31, 2023	$43,254
Accrued interest	1,764
Foreign exchange	(212)
Balance, October 31, 2024	$44,806
Accrued interest	2,141
Foreign exchange	(326)
Balance, October 31, 2025	$46,621

The following represents a maturity analysis of the Company's undiscounted contractual loan obligations as at October 31, 2025:

USD
Less than one year	$2,167
Between one and five years	$43,700

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

10. Leases

(a) As a lessee

The lease obligation relates to the use of office space in Toronto, Ontario. The original lease agreement had a term of August 1, 2022 to July 31, 2025. On June 16, 2025, the Company entered into a lease extension agreement, whereby the lease term was extended for additional 2 years, expiring July 31, 2027. The lease liability was remeasured at the date of the modification, using an incremental borrowing rate of 9%.

The lease liability is summarized as follows:

Balance, October 31, 2022	$44,784
Interest expense	3,323
Lease payments	(18,932)
Foreign exchange	(121)
Balance, October 31, 2023	29,054
Interest expense	1,820
Lease payments	(19,201)
Foreign exchange	307
Balance, October 31, 2024	11,980
Lease extension	34,972
Interest expense	1,044
Lease payments	(17,377)
Foreign exchange	(66)
Balance, October 31, 2025	$30,553

The following represents a maturity analysis of the Company's undiscounted contractual lease obligations as at October 31, 2025:

USD
Less than one year	$18,935
Between one and five years	$14,201

(b) As a lessor

The Company sub-let a portion of its office space under a lease agreement for a term of three years, that expired July 31, 2025. The Company entered into a lease extension agreement, whereby the sublease term was extended for additional 2 years, expiring July 31, 2027. The sub-lease is classified as an operating lease because it does not transfer substantially all of the risks and rewards incidental to ownership of the asset.

For the year ended October 31, 2025, the Company recognized a total of $14,492 (2024 - $17,205, 2023 - $17,682) as rental income which has been recorded as a reduction to general and administrative expenses on the consolidated statement of operations and comprehensive loss.

The following represents a maturity analysis of the Company's lease payments to be received after October 31, 2025:

USD
Less than one year	$14,489
Between one and five years	$10,867

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures

The Company issues three types of convertible debentures: USD denominated convertible debentures with an equity component, Canadian dollar ("CAD") denominated convertible debentures with an embedded derivative due to variable consideration payable upon conversion caused by foreign exchange, and USD denominated convertible debentures with an embedded derivative caused by variable conversion prices.

All loan principal amounts and conversion prices are expressed in original currency and all remaining dollar amounts are expressed in USD.

(a) Current period information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2025:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,717,541	$2,158,314	*	$488,750

Terms of loan
Annual stated interest rate	12%-24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	23% - 24%		24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10
Remaining life (in months)	0 - 4	0 - 6		0 - 12

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,717,541	$1,494,980		$185,858	$3,398,379
Interest payable	326,127	533,990		36,063	896,180
Convertible debentures	$2,043,668	$2,028,970		$221,921	$4,294,559
Derivative liabilities	$-	$191,039		$230,370	$421,409
Equity component of convertible debentures	$1,898,142	$-		$-	$1,898,142

For the year ended October 31, 2025:
	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$5,636	$143,047	$141,525	$290,208
Interest expense	$364,137	$235,626	$12,535	$612,298
Loss (gain) on revaluation of derivative liabilities	$-	$(1,317,070)	$(43,393)	$(1,360,463)
Loss (gain) on conversion of convertible debentures	$-	$-	$9,821	$9,821
Loss (gain) on repayment of convertible debentures	$-	$(9,522)	$15,006	$5,484
Loss (gain) on extinguishment of convertible debentures	$(5,636)	$(16,358)	$129,355	$107,361

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$-	$66,000 *	$103,275
Amount of interest converted to common shares	$44,106	$84,000 *	$2,025
Number of common shares issued on conversion of convertible
debentures	1,600,588	-	3,073,940	4,674,528

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(a) Current period information presented in the consolidated financial statements

	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$17,596	$384,319	$417,915
Amount of interest repaid in cash	$8,209	$59,714	$7,087	$75,010

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(b) Comparative information presented in the consolidated financial statements

Convertible debentures outstanding as at October 31, 2024:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Loan principal outstanding	$1,413,245	$1,523,657	*	$231,250

Terms of loan
Annual stated interest rate	12% - 24%	12% - 24%		2% - 4%
Effective annual interest rate	24%	14% - 270%		24% - 176%
Conversion price to common shares	$0.03 - $0.04	$0.05 - $0.10	*	(i) - (ii)
Remaining life (in months)	0 - 4	0 - 6		0 - 12

Consolidated Statement of Financial Position
Carrying value of loan principal	$1,413,245	$1,461,356		$106,347	$2,980,948
Interest payable	333,000	506,685		32,640	872,325
Convertible debentures	$1,746,245	$1,968,041		$138,987	$3,853,273
Derivative liabilities	$-	$1,444,932		$125,743	$1,570,675
Equity component of convertible debentures	$696,671	$-		$-	$696,671

(i) Conversion price defined as 75% multiplied by the average of the lowest 3 closing stock prices for the 10 trading days prior to conversion date.

(ii) Conversion price defined as 75% multiplied by the lowest stock price for the 20 trading days prior to conversion date.

For the year ended October 31, 2024:

	USD (equity	CAD (embedded	USD (embedded
	component)	derivative)	derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$5,636	$174,437	$92,428	$272,501
Interest expense	$329,432	$262,743	$10,725	$602,900
Loss (gain) on revaluation of derivative liabilities	$-	$179,315	$(100,400)	$78,915
Loss (gain) on conversion of convertible debentures	$-	$-	$45,535	$45,535
Loss (gain) on repayment of convertible debentures	$-	$(8,269)	$70,522	$62,253
Loss (gain) on extinguishment of convertible debentures	$(5,636)	$376,297	$81,587	$452,248

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

11. Convertible debentures (continued)

(b) Comparative information presented in the consolidated financial statements

	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$159,106	$60,197	*	$431,907
Amount of interest converted to common shares	$44,106	$197	*	$8,469

Number of common shares issued on conversion of convertible debentures	5,566,285	1,203,945		30,035,070	36,805,300

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$16,000	$88,326		$183,134	$287,460
Amount of interest repaid in cash	$14,339	$58,528		$-	$72,867

For the year ended October 31, 2023:

*Denominated in CAD	USD (equity	CAD (embedded		USD (embedded
	component)	derivative)		derivative)	Total
Consolidated Statement of Operations and Comprehensive Loss
Accretion expense	$18,258	$243,162		$18,414	$279,834
Interest expense	$273,458	$254,523		$12,948	$540,929
Loss (gain) on revaluation of derivative liabilities	$-	$(507,186)		$(151,317)	$(658,503)
Loss (gain) on conversion of convertible debentures	$-	$-		$21,120	$21,120
Loss (gain) on repayment of convertible debentures	$-	$-		$27,243	$27,243
Loss (gain) on extinguishment of convertible debentures	$33,488	$1,169,800		$197,535	$1,400,823

Consolidated Statement of Changes in Equity
Amount of principal converted to common shares	$250,000	$455,000	*	$232,700
Amount of interest converted to common shares	$30,016	$204,189	*	$4,654

Number of common shares issued on conversion of convertible debentures	6,406,250	14,391,709		9,548,701	30,346,660

Consolidated Statement of Cash Flows
Amount of principal repaid in cash	$-	$-		$270,000	$270,000
Amount of interest repaid in cash	$12,973	$47,353		$4,353	$64,679

(c) Fair value of derivative liabilities outstanding

The fair value of the derivative liabilities is determined with option pricing models. The underlying assumptions are as follows:

	As at	As at
	October 31,	October 31,
	2025	2024
Volatility factor (based on historical volatility)	30% - 129%	140% - 203%
Risk free interest rate	2.22% - 2.28%	3.18% - 3.50%
Expected life of conversion features (in months)	0 - 12	0 - 12
Expected dividend yield	0%	0%
CDN to USD exchange rate (as applicable)	0.7134	0.7186
Call value	$0.00 - $0.01	$0.02 - $0.04

The key unobservable input in these models relates to volatility. Volatility was estimated using the historical volatility of the Company's stock prices for common shares. Changes in these assumptions may affect the fair value estimates of the derivative liabilities.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

12. Warrant liability

During the year ended October 31, 2025, the Company issued warrants as specified in note 13. These warrants were issued in connection with private placements and in debt settlement arrangements. The details of the warrants issued, including the exercise price and expiry date, are disclosed in note 13.

The Company determined that these warrants were exchangeable into a variable number of shares, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss ("FVTPL"). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company's share price. The risk-free interest rate for the life of the warrants was based on the yield available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrant is based on the contractual term. The values as at the grant date are as follows:

	January 2, 2025	January 7, 2025	June 17, 2025	October 10, 2025
	(Grant Date)	(Grant Date)	(Grant Date)	(Grant Date)
Share price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.02 ($0.03 CAD)	$0.04 ($0.05 CAD)
Exercise price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.05 ($0.07 CAD)	$0.04 ($0.06 CAD)
Volatility factor (based on historical volatility)	157%	157%	161%	151%
Risk free interest rate	2.92%	2.92%	2.71%	2.47%
Expected life (in years) of warrant	3	3	3	1
Expected dividend yield	0%	0%	0%	0%

				September 26,
	July 18, 2024	July 24, 2024	September 24, 2024	2024
	(Grant Date)	(Grant Date)	(Grant Date)	(Grant Date)
Share price	$0.01 ($0.02 CAD)	$0.01 ($0.02 CAD)	$0.01 ($0.02 CAD)	$0.06 ($0.08 CAD)
Exercise price	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	153%	155%	160%	160%
Risk free interest rate	3.83%	3.77%	2.95%	3.01%
Expected life (in years) of warrant	3	3	3	3
Expected dividend yield	0%	0%	0%	0%

As at October 31, 2025, the Company re-valued the warrant liability with the following inputs, assumptions and results, respectively:

	October 31, 2025	October 31, 2024
Share price	$0.03 ($0.05 CAD)	$0.06 ($0.08 CAD)
Exercise price	$0.04 ($0.05 CAD) - $0.05 ($0.07 CAD)	$0.04 ($0.05 CAD)
Volatility factor (based on historical volatility)	132% - 165%	154% - 156%
Risk free interest rate	2.39%	3.09%
Expected life (in years) of warrant	0 - 3	3
Expected dividend yield	0%	0%

The following summarizes the activity for warrants classified as a liability for the year ended October 31, 2025:

	Number of	Value	Weighted average
	warrants	of warrants	exercise price

Outstanding at October 31, 2023	-	$-	$-
Issued in a private placement (note 13 (b))	20,762,220	192,300	0.04
Issued for debt settlement (note 13(b))	1,333,333	69,304	0.04
Loss (gain) on revaluation of outstanding warrant liabilities		826,393
Outstanding at October 31, 2024	22,095,553	1,087,997	$0.04
Issued in a private placement (note 13 (c) (i-iii))	23,095,983	365,585	0.04
Issued for debt settlement (note 13(b))	3,000,000	91,720	0.04
Exercise of warrants (note 13 (d))	(12,150,205)	(563,017)	0.04
Loss (gain) on revaluation of outstanding warrant liabilities		(228,625)	-
Outstanding at October 31, 2025	36,041,331	$753,660	$0.04

During the year ended October 31, 2025, the Company allocated cash issuance costs totalling $24,558 (2024 - $13,326) to the warrants issued, which were included in other finance expenses in the statement of operations and comprehensive loss. See note 13.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

13. Share capital

(a) Authorized

The Company has two classes of shares as follows:

(i) Special redeemable voting preference shares - 2,000,000 authorized, nil issued and outstanding.

(ii) Common shares without par value - an unlimited number authorized. The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at shareholder meetings of the Company. All common shares are ranked equally with regards to the Company's residual assets.

(b) Outstanding

	Number	Amount
Outstanding at October 31, 2022	467,607,678	$87,784,725
Issuance of common shares and units for cash (note 13 (c) (vi))	9,864,500	535,525
Cash share issuance costs	-	(25,586)
Exercise of stock options	2,550,000	434,822
Convertible debentures converted into common shares (note 11)	30,346,660	1,742,226
Outstanding at October 31, 2023	510,368,838	$90,471,712
Issuance of common shares and units for cash (note 13 (c) (v))	24,478,227	439,155
Cash share issuance costs	-	(24,520)
Broker warrants issued	-	(3,909)
Shares issued on settlement of accounts payable	1,333,333	79,167
Convertible debentures converted into common shares (note 11)	36,805,300	716,674
Outstanding at October 31, 2024	572,985,698	$91,678,279
Issuance of common shares and units for cash (note 13 (c) (i-iii))	23,095,983	560,498
Cash share issuance costs (note 13 (c) (i, ii, iii))	-	(31,515)
Shares issued on settlement of debt (note 13 (iv))	3,000,000	106,240
Exercise of warrants classified as liability (note 13 (d))	12,150,205	984,170
Exercise of broker warrants (note 14)	184,000	7,406
Convertible debentures converted into common shares (note 11)	4,674,528	162,366
Outstanding at October 31, 2025	616,090,414	$93,467,444

(c) Private placements and arrangements with convertible debt

(i) On January 2, 2025, the Company completed a non-brokered private placement and issued 5,100,000 units at $0.04 ($0.05 CAD) per unit for gross proceeds of $177,248. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $80,293 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring May 2, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $4,766 and allocated $2,680 to the common shares and $2,086 to the warrants issued.

(ii) On June 17, 2025, the Company completed a non-brokered private placement and issued 8,929,583 units at $0.04 ($0.06 CAD) per unit for gross proceeds of

$389,937. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.05 (CAD $0.07) for a period of 3 years following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $170,453 using the Black-Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring October 17, 2025. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $26,760 and allocated $15,163 to the common shares and $11,597 to the warrants issued.

(iii) On October 10, 2025, the Company closed a brokered private placement of 9,066,400 units at $0.04 ($0.055 CAD) per unit for gross proceeds of $358,898. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.06) for a period of 1 year following the issue date of the units. The proceeds from issuance were allocated between common shares and warrants based on relative fair value on the date of issuance. The Company has estimated the fair value of these warrants at $114,839 using the Black- Scholes option pricing model. See note 12. All securities issued are subject to a 4 month hold period expiring February 10, 2026. There were no finder's fee paid in connection with the financing. The Company incurred cash share issuance costs totalling $24,547 and allocated $13,672 to the common shares and $10,875 to the warrants issued.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

13. Share capital (continued)

(c) Private placements and arrangements with convertible debt (continued)

(iv) During the year ended October 31, 2025, $119,615 of convertible debt was settled in exchange for the issuance of 3,000,000 units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of the common shares at $106,240 and the fair value of the warrants at $91,720 using the Black-Scholes option pricing model. See note 12. A loss on debt settlement in the amount of $78,345 was recognized in the consolidated statement of operations and comprehensive loss.

(v) During the year ended October 31, 2024, the Company completed private placements with investors consisting of common shares with warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $600,749, issued a total of 24,478,227 common shares, 20,762,220 warrants and 247,000 broker warrants.

(vi) During the year ended October 31, 2024, $29,687 of accounts payable was settled in exchange for the issuance of 1,333,333 units. Each unit consists of one common share of the Company and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.04 (CAD $0.05) for a period of 3 years following the issue date of the units. The Company has estimated the fair value of the common shares at $79,167 and the fair value of the warrants at $69,304 using the Black-Scholes option pricing model. See note 12. A loss on debt settlement in the amount of $118,784 was recognized in the statement of operations and comprehensive loss.

(vii) In 2023, the Company completed 26 private placements with investors consisting of common shares with no warrants, pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received net proceeds of $509,939 and issued a total of 9,864,500 common shares.

(d) Exercise of warrants

On January 28, 2025, 1,679,800 warrants were exercised for proceeds of $57,360 ($83,082 CAD). The warrants were valued immediately prior to exercise at $66,814 and transferred to share capital.

On March 10, 2025, 9,803,739 warrants were exercised for proceeds of $339,699 ($490,187 CAD). The warrants were valued immediately prior to exercise at $461,307 and transferred to share capital.

On May 1, 2025, 666,666 warrants were exercised for proceeds of $24,094 ($33,333 CAD). The warrants were valued immediately prior to exercise at $34,897 and transferred to share capital.

14. Warrants

The following summarizes the broker warrants activity for the year ended October 31, 2025:

	Number of	Grant date Fair	Weighted average
	warrants	value	exercise price
Outstanding at October 31, 2023	-	$-	$-
Granted	247,000	3,909	0.04
Outstanding at October 31, 2024	247,000	3,909	$0.04
Exercised	(184,000)	(700)	(0.04)
Outstanding at October 31, 2025	63,000	$3,209	$0.07

The following table summarizes the warrants outstanding and exercisable as at October 31, 2025:

Expiry	Number of	Exercise	Remaining
date	warrants	price	contractual life
December 22, 2025	63,000	$0.07 ($0.095 CAD)	0.14
	63,000	$0.07 ($0.095 CAD)	0.14

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

15. Stock options

(a) Stock option plan

Under the Company's fixed stock option plan (the "Plan"), the Company could grant up to 27,500,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

(b) Summary of changes
		Weighted average
	Number of options	exercise price
Outstanding at October 31, 2023	9,775,000	$0.06
Expired	(1,025,000)	0.12
Outstanding at October 31, 2024	8,750,000	$0.06
Outstanding at October 31, 2025	8,750,000	$0.06

(c) Stock options outstanding at October 31, 2025

There were nil options issued to directors, officers, employees and consultants during the year ended October 31, 2025 (2024 - nil, 2023 - 3,000,000).

			Weighted average
				Remaining
Date of issue	Expiry date	Number of options	Exercise price	contractual life
November 13, 2020	November 13, 2025	5,750,000	$0.05	0.0
October 8, 2021	October 8, 2026	1,000,000	0.07	0.9
March 20, 2023	March 20, 2028	2,000,000	0.07	2.4
Outstanding at October 31, 2025		8,750,000	$0.06	0.7

Of the total options outstanding, 8,750,000 are exercisable as at October 31, 2025 (2024 - 8,750,000).

During the year ended October 31, 2025, the Company recorded an expense of $nil related to the vesting of stock options (2024 - $6,517, 2023 - $217,965).

16. Operating expenses

(a) General and administration

The components of general and administration expenses are as follows:

	Notes	2025	2024	2023
General and administration		$128,034	$42,113	$70,584
Rent and occupancy	10 (b)	19,702	18,514	17,663
Office insurance		2,599	1,986	1,930
Investor relations, listing and filing fees		45,956	77,535	52,756
Telephone		10,926	6,488	5,683
		$207,217	$146,636	$148,616

(b) Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows:

	2025	2024	2023
Professional fees	$260,801	$98,412	$144,244
Consulting fees	83,181	40,977	67,664
Salaries and benefits	324,140	252,017	398,144
	$668,122	$391,406	$610,052

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

17. Loss per share

Basic and diluted loss per share are calculated using the following numerators and denominators:

	2025	2024	2023
Numerator
Net loss attributable to common shareholders and used in computation of basic and diluted loss per share	$(668,749)	$(3,062,798)	$(2,691,670)

Denominator
Weighted average number of common shares for computation of basic and diluted loss per share	594,562,871	529,474,454	490,310,376

For the years ended October 31, 2025, 2024 and 2023, all stock options, warrants and conversion features were anti-dilutive and, therefore, are excluded from the calculation of diluted loss per share.

18. Supplemental cash flow information

The following provides a reconciliation of the cash flows from convertible debentures and derivative liabilities :

	Years ended October 31,
	2025	2024	2023
Balance - beginning of year	$5,423,948	$4,627,452	$4,433,363
Cash flows from financing activities:
Proceeds from issuance of convertible debentures	562,000	417,950	645,151
Repayments of convertible debentures	(417,915)	(287,460)	(270,000)
Non-cash changes:
Accretion expense	290,208	272,501	279,834
Accrued interest on convertible debentures	537,288	530,033	471,596
Loss (gain) on revaluation of derivative liabilities	(1,360,463)	78,915	(658,503)
Loss (gain) on conversion of convertible debentures	9,821	45,535	21,120
Loss (gain) on repayment of convertible debentures	5,484	62,253	27,243
Loss (gain) on extinguishment of convertible debentures	(21,994)	388,985	1,400,823
Convertible debentures converted into common shares	(162,366)	(680,701)	(1,656,422)
Convertible debentures settled for units	(119,615)	-	-
Foreign exchange (gain) loss	(30,428)	(31,515)	(66,753)
Balance - end of year	$4,715,968	$5,423,948	$4,627,452

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

19. Income taxes

(a) The reconciliation of income tax attributed to continuing operations computed at the statutory tax rates to income tax expense is as follows:

	2025	2024	2023
Loss before income taxes	$(668,749)	$(3,062,798)	$(2,691,670)
Statutory tax rate	26.5%	26.5%	26.5%
Expected income tax recovery	$(177,218)	$(811,641)	$(713,293)
Accretion expense and loss (gain) on convertible debentures and derivative liabilities	(285,390)	224,771	283,688
Stock-based compensation	-	1,727	57,761
Non-deductible (non-taxable) expenses and financing costs	8,746	239,387	(13,660)
Effect of changes in exchange rates	61,744	30,403	74,714
Other	9,382	-	-
Change in deferred tax assets not recognized	382,736	315,353	310,790
	$-	$-	$-

(b) Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	2025	2024	2023
Non-capital losses	$9,579,099	$9,163,035	$8,833,940
Capital losses	158,010	159,162	159,671
Property, equipment, patents and deferred costs	1,559,553	1,591,255	1,605,743
	$11,296,662	$10,913,452	$10,599,354
Deferred tax asset not recognized	(11,296,662)	(10,913,452)	(10,599,354)
	$-	$-	$-

As at October 31, 2025 and 2024, the Company assessed that it is not probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years; therefore, there are no balances carried in the consolidated statements of financial position for such assets.

(c) The Company has non-capital losses of approximately $36 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As at October 31, 2025, the tax losses expire as follows:

	Canada	United States	Total
2026	$1,713,894	$-	$1,713,894
2027	1,441,250	-	1,441,250
2028	-	-	-
2029	1,477,090	143,721	1,620,811
2030	1,992,980	1,880,897	3,873,877
2031	1,200,708	18,526	1,219,234
2032	1,330,697	325,793	1,656,490
2033	1,612,936	157,463	1,770,399
2034	2,333,371	679,089	3,012,460
2035	2,636,912	570,901	3,207,813
2036	3,094,565	441,019	3,535,584
2037	2,477,289	232,714	2,710,003
2038	1,674,739	317	1,675,056
2039	1,498,126	-	1,498,126
2040	504,648	-	504,648
2041	874,389	-	874,389
2042	1,241,057	-	1,241,057
2043	1,474,043	-	1,474,043
2044	1,329,031	-	1,329,031
2045	1,789,382	-	1,789,382
	$31,697,105	$4,450,440	$36,147,545

(d) In addition, the Company has available capital loss carryforwards of approximately $1.2 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. Capital losses carry forward indefinitely.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

20. Key management compensation and related party transactions

The Company reports the following related party transactions:

(a) Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of the Company, including officers and directors. Compensation paid or payable to these individuals (or companies controlled by such individuals) is summarized as follows:

	2025	2024	2023
Professional, other fees, and salaries	$139,197	$77,823	$214,914
Stock-based compensation	-	-	82,946
	$139,197	$77,823	$297,860

During the year ended October 31, 2025 and 2024, there were no options awarded to key management. During the year ended October 31, 2023, key management were awarded 1,340,000 options as part of the total 3,000,000 issued.

(b) Trade payables and other liabilities

Included in accounts payable at October 31, 2025 is $nil payable to a corporation controlled by an officer of the Company (October 31, 2024 - $28,161). In addition, at October 31, 2025, accounts payable includes $nil payable to a director (October 31, 2024 - $2,436).

21. Commitments and Contingencies

(a) The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

(b) The Company has previously reported on the lawsuit filed by Mr. Steven Van Fleet against Micromem, the Company's response to the lawsuit and its counterclaims against Mr. Van Fleet.

On April 29, 2021 the matter was resolved in Micromem's favor when the Court dismissed Mr. Van Fleet's claims and ruled that he was liable to the Company and to MAST on their counterclaims. On June 16, 2021, the Court ruled that Micromem and MAST had established damages totaling $765,579 representing the full amount that had been requested; furthermore, the Court awarded costs and statutory prejudgment interest from May 9, 2017. On June 29, 2021 the Court entered a judgement in favor of Micromem and MAST for a total amount of $1,051,739.

With respect to the Company's efforts to collect on that Judgement, a settlement ("Settlement") was reached during October 2021. Pursuant to the Settlement, the Company received an initial one-time payment and is entitled to additional monthly payments over a period of up to six years. The Company will record those payments as and when they are received. The total amount to be received by the Company if Mr. Van Fleet makes all the required payments under the terms of the Settlement will be less than the amount of the Judgement obtained by the Company, but if Mr. Van Fleet does not comply with the terms of the Settlement, it also provides the Company a means of enforcing a larger judgement against Mr. Van Fleet that is substantially in line with the Judgement. Mr. Van Fleet has made the prescribed monthly payments each month since October 2021.

The Company reports the recovery of this contingent asset as funds are received. In the year ended October 31, 2025 the Company has recorded a recovery of $22,653 as a reduction of legal expenses (2024 - $26,648, 2023 - $23,555).

(c) On November 1, 2023, a former employee filed a statement of claim against the Company relating to employment termination without reasonable notice. The Company filed a statement of defence and counterclaim on November 29, 2023 denying all liability to the former employee. In August 2024, management attended legal discoveries and presented the Company's position. The matter proceeded to non-binding arbitration in October 2024 which ended without reaching to an agreement. The Company considers the claim of the former employee to be largely and likely without merit and therefore, no provision has been recorded in these consolidated financial statements.

(d) On March 23, 2023, the Company signed a letter of intent (the "LOI") with companies incorporated in Romania (the "Parties") whereby the Parties intend to collaborate for the development of certain hardware equipment (the "Project"). Under the LOI, the Parties will provide full payment for the hardware equipment and the Company will provide all engineering support and expertise as required. At October 31, 2025 a formal agreement relating to the Project has not been executed.

As at October 31, 2024, the total advances were recorded as a deposit liability and the third party payments were recorded as prepaid expenses. During the year ended October 31, 2025, the hardware equipment was produced, and the amounts transferred to inventory. As at October 31, 2025, the Company determined that the net realizable value was $nil, and the full amount of $126,000 was expensed.

(e) On December 3, 2024, the Company entered into an agreement with a third party to conduct research with the intention to develop intellectual property. If the project is successful, the Company will have the right to obtain a license for use of the intellectual property, the terms of which to be negotiated at that time. As at October 31, 2025, the Company has paid $47,795 ($67,000 CAD) (2024 - $nil), which has been recognized as an expense. As at October 31, 2025, the Company is committed to pay an additional $23,541 ($33,000 CAD) on November 6, 2026. The agreement may be terminated with thirty days notice. There can be no assurances that the agreement will lead to successful development of intellectual property as contemplated, or at all.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

22. Capital risk management

The Company's objectives when managing capital are to (i) maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, (ii) ensure it has sufficient cash resources to further develop and market its technologies and (iii) maintain its ongoing operations. The Company defines its capital as its net assets, i.e. total assets less total liabilities. In order to secure the additional capital necessary to pursue these objectives, the Company may attempt to raise additional funds through the issuance of equity or convertible debentures or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2025.

23. Financial risk management

(a) Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in foreign exchange rates. The Company is exposed to currency risk to the extent that it incurs expenses and issues convertible debentures denominated in Canadian dollars (CAD). The Company manages currency risk by monitoring the Canadian dollar position of these monetary financial instruments on a periodic basis throughout the course of the reporting period.

As at October 31, 2025, and October 31, 2024, balances that are denominated in CAD are as follows:

	As at	As at
	October 31,	October 31,
	2025	2024
	CAD	CAD
Cash	$232,612	$34,362
Other receivables	$20,548	$10,182
Trade payables and other liabilities	$371,095	$439,667
Convertible debentures	$2,844,085	$2,738,716
Debenture payable	$52,031	$52,031
Derivative liabilities	$267,787	$2,010,760
Warrant liabilities	$1,056,434	$1,514,051
Long-term loan	$65,351	$62,351

A 10% strengthening of the US dollar against the CAD dollar would decrease net loss and comprehensive loss by $314,000 as at October 31, 2025 (October 31, 2024 - decrease net loss and comprehensive loss by $487,000). A 10% weakening of the USD against the CAD would have the opposite effect of the same magnitude.

(b) Interest rate risk

Interest rate risk is the risk that the fair value of, or future cash flows from, the Company's financial instruments will significantly fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its interest-bearing convertible debentures, long-term loan and debenture payable. The exposure to interest rates on convertible debentures and the debenture payable is limited due to the short-term nature of these instruments. The Company's long- term loan is at a fixed interest rate. The exposure to interest rates for the Company is considered minimal.

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company has exposure to credit risk from its cash. The maximum exposure to credit risk is the carrying value of these financial assets, which amounted to $250,148 as at October 31, 2025 (October 31, 2024 - $125,705).

The risk for cash is mitigated by holding these balances with with central banks and financial institution counterparties that are highly rated. The Company therefore does not expect any credit losses on its cash.

The risk of credit loss on receivable is substantially mitigated by assessing the credit quality of counterparties, taking into account their financial position, past experience and other factors. Management actively monitors the Company's exposure to credit risk under its financial instruments, including with respect to other receivables.

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

23. Financial risk management (continued)

(d) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. With the exception of the long-term loan, all financial liabilities are due within 1 year as at October 31, 2025.

(i) Trade payables

The following represents an analysis of the maturity of trade payables:

	As at	As at
	October 31,	October 31,
	2025	2024
Over 30 days past billing date	$264,806	$336,575
	$264,806	$336,575

(ii) Convertible debentures and derivative liabilities

The following represents an analysis of the maturity of the convertible debentures and derivative liabilities:

	As at October 31,		As at October 31,
	2025		2024
	Convertible debentures	Debenture payable	Convertible debentures	Debenture payable
Less than three months	$2,553,796	$37,119	$2,492,556	$37,389
Three to six months	1,644,597	-	1,376,673	-
Six to twelve months	443,750	-	171,250	-
	$4,642,143	$37,119	$4,040,479	$37,389

(iii) Warrant liabilities

The following represents an analysis of the maturity of warrant liabilities:

	As at	As at
	October 31,	October 31,
	2025	2024
Less than one year	$-	$-
Between one to five years	753,660	1,087,997
Greater than five years	-	-
	$753,660	$1,087,997

(iv) Long-term debt

The following represents an analysis of the maturity of long-term debt:

	As at	As at
	October 31,	October 31,
	2025	2024
Less than one year	$-	$-
Between one to five years	49,732	49,477
Greater than five years	-	-
	$49,732	$49,477

Micromem Technologies Inc. Notes to Consolidated Financial Statements For the years ended October 31, 2025, 2024, and 2023 (Expressed in United States dollars, unless otherwise noted)

24. Subsequent events

Subsequent to October 31, 2025:

(a) The Company secured three (3) private placements with investors consisting of common shares and warrants pursuant to prospectus and registrations set forth in applicable securities law. The Company realized gross proceeds of $236,005 ($327,778 CAD) and issued a total of 6,555,555 common shares.

(b) The Company secured $82,500 in convertible debentures with a 9 month term and conversion features, becoming effective six months after initiation date.

(c) 63,000 warrants with an exercise price of $0.07 expired. 5,750,000 stock options with an exercise price of $0.05 expired.

(d) The Company made partial payments of $39,200 ($54,950 CAD) and of $70,000 towards convertible debentures.

(e) .The Company extended convertible debentures that were within 3 months of maturity date October 31, 2025 for an additional six (6) months.

(f) .The Company issued a total of 5,900,000 common share options to directors, officers and employees in December 2025. These stock options have an exercise price of $0.04 ($0.05 CAD) per share. These options are fully vested upon issuance. 4,000,000 of the common shares options issued were to related parties of the Company.